17 March 2017

VIA EDGAR

Mr Craig Arakawa

Accounting Branch Chief

Office of Beverages, Apparel and Mining

US Securities and Exchange Commission

Division of Corporate Finance

Mail Stop: 3561

Washington, D.C. 20549

USA

BHP Billiton Limited

171 Collins Street

Melbourne Victoria 3000

Australia

GPO Box 86

Melbourne Victoria 3001

Australia

Tel +61 1300 55 47 57

Fax +61 3 9609 3015

BHP Billiton Plc

Neathouse Place

London SW1V 1LH

United Kingdom

Tel +44 20 7802 4000

Fax +44 20 7802 4111

bhpbilliton.com

Dear Mr Arakawa

Re: BHP Billiton Limited and BHP Billiton Plc

Form 20-F for the Fiscal Year Ended June 30, 2016

Filed September 21, 2016

File Nos. 001-09526 and 001-31714

Thank you for your letter dated 10 February 2017 setting forth comments of the Staff of the Securities and Exchange Commission (the “Staff” and the “Commission”) relating to the Form 20-F for the year ended 30 June 2016 (the “2016 Form 20-F”) of BHP Billiton Limited and BHP Billiton Plc (“BHP Billiton” or the “Group”).

BHP Billiton’s responses to the Staff’s comments are set forth below. To facilitate the Staff’s review, we have included in this letter the caption and numbers from the Staff’s comment letter in bold, italicised text, and have provided our responses immediately below.

Form 20-F for the Year Ended June 30, 2016

Financial Statements

Note 12. Impairment of Non-current Assets, page F-41

1.	Your accounting policy states impairment tests for all assets are performed when there is an indication of impairment. We note revenue declined 31% to $30.9 billion, primarily attributable to weaker average realized prices across all major commodities and lower volumes, particularly for copper at Escondida and Onshore US. Please tell us whether you determined that the significant decline in copper, iron ore and metallurgical coal prices during your fiscal year ended June 30, 2016 represented an indicator of impairment and how you considered paragraphs 9 and 12 of IAS 36 in your assessment. Please also clarify whether you performed an impairment test on any of your copper, iron ore and metallurgical coal assets. To the extent that you did not perform impairment tests of these assets, please tell us why you believe testing is not necessary.

Each reporting period, the Group assesses its cash-generating units (CGUs) for indications of impairment in accordance with IAS 36 paragraph 9. During the financial year ended 30 June 2016 (FY2016), the Group identified indications of impairment, unrelated to the decline in average realised prices, for Cerro Colorado1 (copper), Samarco2 (iron ore) and IndoMet Coal3 (metallurgical coal). In accordance with IAS 36 paragraph 9, the Group performed recoverable amount assessments for these three CGUs based on fair value less cost of disposal (FVLCD).

[1]	Cerro Colorado – At 30 June 2016 BHP Billiton wholly owned the Cerro Colorado copper operation in Chile.
[2]	Samarco – At 30 June 2016 BHP Billiton Brasil Limitada, held a 50% interest in Samarco Mineração S.A. which is an iron ore operation in Brazil.
[3]	IndoMet Coal – At 30 June 2016 BHP Billiton held a 75% interest in the IndoMet Coal project in Indonesia.

Each of BHP Billiton Limited and BHP Billiton Plc is member of the BHP Billiton Group which is headquartered in Australia.

BHP Billiton Limited. ABN 49 004 028 077 Registered in Australia. Registered Office: Level 18, 171 Collins Street Melbourne Victoria 3000 Australia,

BHP Billiton Plc. Registration number 3196209. Registered in England and Wales. Registered office: Neathouse Place, London SW1V 1LH, United Kingdom.

Although there were foreign exchange fluctuations between the Chilean Peso and US Dollar which resulted in an indication of impairment, no impairment was required for Cerro Colorado as its recoverable amount exceeded its carrying value. However, impairments of Samarco and IndoMet Coal were appropriate.

As disclosed in the 2016 Form 20-F, pages F-17 and F-19, Note 3, on 5 November 2015, the Fundão dam, one of Samarco’s two primary tailings dams, failed and mining and processing operations were suspended. In light of uncertainties surrounding the nature and timing of ongoing future operations, the Group assessed the recoverability of its investment in Samarco. An impairment charge of US$525 million was recognised, reducing the investment to US$ nil.

The Group recognised an impairment charge of US$85 million for IndoMet Coal to reduce its carrying value to the expected net proceeds from its proposed divestment subsequent to year end. In the 2016 Form 20-F, IndoMet Coal was not disclosed as held for sale as its contribution to the Group and remaining carrying value of US$114 million were assessed as immaterial.

In confirming whether indications of impairment existed for the Group’s copper, iron ore and metallurgical coal CGUs excluding Cerro Colorado, Samarco and IndoMet Coal (the remaining copper, iron ore and metallurgical coal CGUs), the Group considered relevant factors as follows:

a)	While the significant volatility and weaker average realised prices of copper, iron ore and metallurgical coal during FY2016 contributed to a decrease in revenues and had some impact on recoverable amounts, these near term price changes in isolation were not an indication of impairment. Average realised prices improved in the half year to 31 December 2016 for each of copper, iron ore and metallurgical coal. BHP Billiton’s long-term view of copper, iron ore and metallurgical coal prices, benchmarked against prices published by external market commentators, in combination with other assumptions for production volumes, costs, foreign exchange and discount rates, collectively form the Group’s assessments of whether indications of impairment are present for purposes of IAS 36 paragraph 12.

b)	No significant adverse changes occurred during FY2016, (or were expected to take place in the near future), in the manner in which the Group would use or was expecting to use the remaining copper, iron ore and metallurgical coal CGUs. The majority of these CGUs have lifespans measured in decades. Short-term, depressed average realised prices were viewed as being temporary in nature, and long-term plans for the remaining copper, iron ore and metallurgical coal CGUs did not significantly change. Overall forecasted production volumes of these CGUs were expected to increase during FY2017.

c)	No significant adverse changes occurred during FY2016 (or were expected to take place in the near future) in the technological, economic or legal environment in the markets to which the remaining copper, iron ore and metallurgical coal CGUs were dedicated. No single event, or combination of events occurring in FY2016, changed the Group’s view that these CGUs’ carrying values continue to be recoverable.

d)	Compared to the prior year, there was a reduction in ore reserves and reserve lives for certain commodity deposits related to the remaining copper, iron ore and metallurgical coal CGUs, as disclosed in the Reserve disclosures in the 2016 Form 20-F, pages 276-284. These declines primarily reflect mining activity and the three-year historic average commodity prices, including recent weaker average realised prices. The reduction in ore reserves and reserve lives was not considered to be an indication of impairment for the remaining copper, iron ore and metallurgical coal CGUs as estimates calculated with reference to historic prices differs from impairment assessments in accordance with International Financial Reporting Standards (IFRS), which use the Group’s long-term view of future commodity prices.

e)	The Group’s market capitalisation at 31 December 2015 and 30 June 2016 remained in excess of the Group’s net assets. This provided further evidence to support the remaining copper, iron ore and metallurgical coal CGU carrying values during FY2016.

With the exception of Cerro Colorado, Samarco and IndoMet Coal, the Group concluded that there were no indications of impairment for its copper, iron ore and metallurgical coal CGUs.

2.	We note that you recorded impairment charges of US$7,184 million against the carrying value of property plant and equipment of individual Onshore US CGUs at December 31, 2015. We also note that you have US$3,026 million of goodwill in the Onshore US CGUs which was determined to not be impaired as of June 30, 2016. Please clarify the following:

2.1	the date(s) that you performed recoverability testing on your non-current assets (excluding goodwill) and goodwill;

2.2	if the key estimates and assumptions used in determining the FVLCD of the non-current assets (excluding goodwill) were consistent with the estimates and assumptions used to compute the recoverable amount of goodwill; and

2.3	the carrying value of your Onshore US CGUs at June 30, 2016.

2.1	the date(s) that you performed recoverability testing on your non-current assets (excluding goodwill) and goodwill;

In accordance with IAS 36 paragraphs 9 and 10, and as disclosed in the 2016 Form 20-F, page F-41, Note 12, the Group performs impairment tests for goodwill annually, and for CGUs at any reporting period when there are indications of impairment. At 31 December 2015, the Group’s interim reporting period, there were indications of impairment for the Onshore US CGUs and recoverable amount determinations were performed for both Onshore US goodwill and Onshore US CGUs’ non-current assets (excluding goodwill). At 30 June 2016, while there were no indications of impairment for the individual Onshore US CGUs, the Group performed its annual impairment test for the Onshore US goodwill. Where appropriate, the Group’s future filings on Form 20-F will disclose if goodwill has been tested for impairment other than at 30 June.

2.2	if the key estimates and assumptions used in determining the FVLCD of the non-current assets (excluding goodwill) were consistent with the estimates and assumptions used to compute the recoverable amount of goodwill; and

At 30 June 2016 and 31 December 2015, the key estimates and assumptions used in determining FVLCD of the non-current assets (excluding goodwill) are consistent with the estimates and assumptions used to compute the recoverable amount of goodwill. This was disclosed in the 2016 Form 20-F, page F-43, Note 12, where it is noted that when computing the recoverable amount of the Onshore US goodwill, “The assumptions used are consistent with those underpinning the property, plant and equipment impairment calculations for Onshore US CGUs.” At 31 December 2016, the Group re-considered key estimates and assumptions, including the application of deferred income taxes, used in determining FVLCD for the Onshore US CGUs including goodwill. This review determined that at each prior period and as at 31 December 2016, the carrying values of the Onshore US CGUs including goodwill continue to be appropriate.

As disclosed in the 2016 Form 20-F, page F-43, Note 12, the Onshore US goodwill arose on the Petrohawk acquisition and was allocated to the Onshore US group of CGUs comprising the Hawkville, Black Hawk, Permian, Haynesville and Fayetteville individual CGUs. The Onshore US goodwill arose on acquisition due to synergies associated with managing the portfolio of both the acquired and existing assets, and subsequently has been managed and monitored for internal purposes at the Onshore US level. Onshore US is not larger than the Petroleum reportable segment. Therefore, in accordance with IAS 36 paragraph 80, the goodwill was allocated to, and is tested for impairment at, the Onshore US level rather than the individual Onshore US CGUs.

In accordance with IAS 36 paragraph 97, the Onshore US goodwill is tested for impairment after testing each of the individual CGUs that it comprises. The carrying value of the Onshore US group of CGUs including goodwill is compared to the recoverable amount of the CGUs in total. At 31 December 2015, while impairments were recognised in respect of the Hawkville, Black Hawk, Haynesville and Fayetteville CGUs, the recoverable amount of the Permian CGU exceeded its carrying value to an extent sufficient to support the total carrying value of the Onshore US group of CGUs inclusive of goodwill. At 30 June 2016, the recoverable amount of the Onshore US group of CGUs exceeded the total carrying value of the Onshore US group of CGUs inclusive of goodwill. Therefore, at 31 December 2015 and 30 June 2016, no impairment of the Onshore US goodwill was appropriate.

2.3	the carrying value of your Onshore US CGUs at June 30, 2016.

As at 30 June 2016, the carrying values of the Group’s Onshore US CGUs and the goodwill related to the Onshore US group of CGUs are as follows:

Onshore US CGUs	Carrying value at 30 June 2016 US$M
Hawkville	2,879
Black Hawk	3,144
Permian	1,090
Haynesville	2,684
Fayetteville	1,003
Goodwill *	3,026
Total	13,826

* Onshore US goodwill arose on the Petrohawk acquisition in August 2011 and is attributable to synergies associated with managing the portfolio of the Onshore US group of CGUs.

As disclosed in the 2016 Form 20-F, F-43, Note 12, the recoverable amount of the Onshore US group of CGUs was US$14,967 million. This exceeded the total carrying value of the Onshore US group of CGUs including goodwill by US$1,141 million. Where appropriate, the Group’s future filings on Form 20-F will provide disclosure of the amount by which the recoverable amount exceeds the carrying value of the Onshore US group of CGUs including goodwill.

*****

We are available to discuss any of the foregoing with you at your convenience. Please contact me if you wish to discuss the information provided in this response.

Yours sincerely

Graham Tiver

Group Financial Controller

cc: Burr Henly (Sullivan & Cromwell)

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